Exhibit 99.1

Q4 results reflect key decisions to position Catalyst for the future

RICHMOND, BC, March 3, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today announced earnings before interest, taxes, depreciation and amortization (EBITDA) of $6.8 million in Q4 compared to $8.0 million in Q3.

Catalyst reported a net loss, excluding specific items, of $10.4 million in Q4 compared to $10.8 million in Q3. Operating results were impacted by increased manufacturing expenses, including higher rates for electricity, as well as costs related to the indefinite curtailment of Paper Machine No. 9 at the Powell River mill, and the acquisition of the Biron paper mill in Wisconsin and the Rumford pulp and paper mill in Maine.

 "Our results reflect critical decisions to position the company effectively for the future," said Joe Nemeth, Catalyst President & CEO. "In Q4, we incurred one-time costs and made strategic investments that will enable us to optimize our product mix and performance, while continuing to focus on cost, productivity, efficiency and customer service."

North American paper demand was down in the fourth quarter for all segments with the exception of lightweight coated and uncoated paper. Benchmark prices remained flat for specialty grades and declined for newsprint and pulp. Despite sluggish markets, sales revenues increased modestly in Q4 compared to Q3 due to the positive impact of a weaker Canadian dollar, higher average transaction prices for pulp, and increased sales volumes for newsprint, uncoated mechanical and lightweight coated paper.

Results for the Year

Adjusted EBITDA was $47.6 million in 2014 compared to $46.1 million in 2013. Excluding specific items, our net loss was $28.3 million in 2014 compared to $31.5 million in 2013. Free cash flow was negative $17.2 million compared to negative $21.4 million in 2013.

These results understate the year-over-year improvement we achieved, as we incurred one-time costs of $3.1 million to complete the acquisition of the US assets and did not have the $4.3 million in EBITDA contribution from our interest in Powell River Energy Inc. that existed in 2013. After normalizing for these non-recurring items, adjusted EBITDA increased by $8.9 million compared to the prior year.

"Where we applied a sharp focus on operational excellence, we made substantive progress," said Joe Nemeth, Catalyst President & CEO.  "As we look ahead to 2015, we expect continued improvement as we work diligently to realize the benefits of our US acquisition, revitalize our Powell River operations and consistently apply the operational excellence principles that have enabled our financial recovery."

Cost factors beyond the company's control continued to challenge the competitiveness of the business. In 2014, manufacturing costs were higher mainly due to price increases in fibre, chemicals, steam fuel and electrical power, which represents a major cost for our energy-intensive business.

A critical priority in 2014 was implementing initiatives to mitigate the increasing cost of hydroelectricity. The company took advantage of a new Power Smart Program extended to pulp producers that provides 75% of capital funding for equipment upgrades that more efficiently harness energy. Through its efforts to mitigate power usage, the company expects to realize funding potential of approximately $45 million through the Program.

Liquidity

Our total liquidity as of December 31, 2014 was $102.7 representing a $19.9 million decrease from the prior year. This decrease reflects negative free cash flow of $17.2 million generated for the year.

Selected Highlights

(In millions of dollars, except where otherwise stated)	2014	2013	2012
Sales [2]	$1,109.3	$1,051.4	$1,058.2
Operating earnings (loss) [2]	(13.5)	(87.8)	19.1
Depreciation and amortization [2]	44.6	47.0	36.3
Adjusted EBITDA [1,2]	47.6	46.1	55.4
– before restructuring costs [1,2]	48.1	47.3	60.7
Net earnings (loss) attributable to the company	(72.3)	(127.6)	583.2
– before specific items [1]	(28.3)	(31.5)	(37.8)
Total assets	668.7	700.1	978.8
Total long-term liabilities	624.0	565.5	720.6
Adjusted EBITDA margin [1,2]	4.3%	4.4%	5.2%
– before restructuring costs [1,2]	4.3%	4.5%	5.2%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
– basic and diluted from continuing operations [3]	$(4.99)	$(9.01)	$41.65
– basic and diluted from discontinued operations [3]	-	0.21	(1.15)
– before specific items [3]	(1.95)	(2.17)	(2.62)
(In thousands of tonnes)
Sales [2]	1,389.3	1,373.3	1,401.4
Production [2]	1,403.5	1,382.6	1,388.6
Common shares (millions)
At period-end [3]	14.5	14.5	14.5
Weighted average [3]	14.5	14.5	14.4
1	Refer to section 11, Non-GAAP measures, of our Q4 2014 management's discussion and analysis.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our annual consolidated financial statements for the year ended December 31, 2014.
3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on the weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on the weighted average common shares outstanding prior to emergence from creditor protection proceedings. These shares were cancelled on September 13, 2012.

Outlook

A key focus for 2015 is the full integration of the Biron and Rumford mills. Our approach is to identify opportunities to optimize production, product mix and performance. We have recruited additional talent to enhance our sales capacity and capabilities, and to ensure we can continue to distinguish Catalyst as the industry's leading provider of quality products and superior services to customers worldwide.

Mitigation of increasing hydroelectricity rates remains a priority in 2015. We have launched a pilot program in concert with BC Hydro at all of our Canadian mills that financially rewards the company for shifting energy use within specific timeframes. We will explore all feasible opportunities to mitigate the impact of escalating rates, including another 6% increase planned by BC Hydro on April 1.

We anticipate that specialty printing paper markets in North America will remain challenging with the continued evolution of digital media and the displacement of printed mediums. Our strategy within this market is to focus on lightweight niches in all printing and writing grades, and to increase sales of higher-value products, including coated free sheet and coated one side grades.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion &Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2014 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Brian Baarda, Vice-President, Finance & CFO, 604-247-4710

CO: Catalyst Paper Corporation

CNW 21:52e 03-MAR-15